EXHIBIT 99.1

Equinor to commence second tranche of the 2023 share buy-back programme

Equinor (OSE: EQNR, NYSE: EQNR) will after the Annual General Meeting 10 May 2023 commence the second tranche of the share buy-back programme for 2023 of around USD 1.67 billion, as announced in relation with the first quarter results on 4 May 2023.

Execution of share buy-back from May 2023 and until April 2024 is subject to renewal of an authorisation from the annual general meeting 10 May 2023 to the Board of Directors.

The second tranche of the share buy-back programme for 2023 of around USD 1.67 billion, including shares to be redeemed from the Norwegian State, will end no later than 25 July 2023.

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will hence be cancelled.

According to an agreement between Equinor and the Norwegian State, a proportionate share of the Norwegian State’s shares of the second tranche will be redeemed and annulled at the annual general meeting in 2024, ensuring that the State’s ownership interest in Equinor remains unchanged at 67%.

The share buy-back programme for 2023 will be structured into tranches where Equinor will buy back shares for a certain value in USD over a defined period. For the second tranche of 2023, Equinor is entering into a non-discretionary agreement with a third party who will make its trading decisions independently of the company.

In this second tranche, shares for up to around USD 550 million will be purchased in the market, implying a total second tranche of around USD 1.67 billion, including shares to be redeemed from the Norwegian State.

The execution of further tranches of the share buy-back programme for 2023 will be notified to the market.

Further information about the share buy-back programme and the second tranche:

The second tranche of the share buy-back programme for 2023 is subject to an authorisation to the Board of Directors from the annual general meeting 10 May 2023. According to proposed authorization to the annual general meeting on 10 May 2023, the maximum number of shares to be purchased in the market will be 94 000 000, the minimum price that can be paid per share is NOK 50, and the maximum price is NOK 1 000. The authorisation proposed will be valid until the earliest of 30 June 2024 and the annual general meeting in 2024.

As further described in the notice to the annual general meeting in 2023, an agreement between Equinor and the Norwegian State regulates the State’s participation in the share buy-back: The State will vote for the cancellation of shares purchased pursuant to the authorisation, and the redemption of a proportionate number of its shares in order to maintain its ownership share in the company. The price to be paid to the State for redemption of shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus an interest rate compensation, adjusted for any dividends paid, in the period up until final settlement with the State.

In the second tranche in 2023, shares will be purchased on the Oslo Stock Exchange and possibly other trading venues within the EEA. Transactions will be conducted in accordance with applicable safe harbour conditions, and as further set out i.a. in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Oslo Stock Exchange's Guidelines for buy-back programmes and price stabilization February 2021.

The Board of Directors will propose to the annual general meeting in 2024 to cancel purchased shares in this second tranche and redeem the proportionate number of State shares. Any shares purchased in subsequent tranches of the 2023 programme will follow a similar process with cancellation and redemption at the annual general meeting in 2024.

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Further information from:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+ 47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584